Exhibit 99.5

SOLAR FLOW-THROUGH FUNDS LTD

Consolidated Financial Statements

And Independent Auditor’s Report thereon

From inception date of August 11, 2023 to December 31, 2023

Expressed in Canadian Dollars

Independent Auditor’s Report

Grant Thornton LLP
Suite 1600 333 Seymour Street Vancouver, BC V6B 0A4 T +1 604 687 2711 F +1 604 685 6569

To the Shareholders of Solar Flow-Through Funds Ltd.

Opinion

We have audited the consolidated financial statements of Solar Flow-Through Funds Ltd (the “Company”), which comprise the consolidated statements of financial position as at August 11, 2023 and December 31, 2023, and the consolidated statements of loss and comprehensive income, changes in shareholders’ equity and cash flows for the period from the date of inception on August 11, 2023 to December 31, 2023, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Solar Flow-Through Funds Ltd as at August 11, 2023 and December 31, 2023, and its consolidated financial performance and its consolidated cash flows for the period from the date of inception on August 11, 2023 to December 31, 2023 in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Audit | Tax | Advisory
© Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

2

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Vancouver, Canada	Chartered Professional Accountants
May 18, 2024

Audit | Tax | Advisory
© Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

3

SOLAR FLOW-THROUGH FUNDS LTD

Consolidated Statements of Financial Position

As at

	Notes	December 31, 2023	August 11, 2023

Assets
Current assets:
Cash		$15,947,226	$-
Trade and other receivables	5	3,871,413	1
Prepaid expenses and deposits	6	276,328	-
		20,094,967	1
Non-current assets:
Equipment	7	52,115,696	-
Intangible assets	8	35,355,869	-
Other assets	6	828,232	-
Derivative assets	11	1,399,648	-
Goodwill	4	37,339,528	-
		127,038,973	-
Total assets		$147,133,940	$1

Liabilities and Shareholders’ equity

Current liabilities:
Accounts payable and accruals		$13,143,513	$-
Current portion of long-term debt	9	5,525,240	-
Current portion of lease obligations	10	592,089	-
		19,260,842	-

Non-current liabilities:
Long-term debt	9	47,155,762	-
Lease obligations	10	6,921,874	-
Deferred tax liabilities	12	14,561,458	-
Due to related parties	13	1,434,373	-
		70,073,467	-
Total liabilities		$89,334,309	$-

Shareholders’ equity:
Share capital	14	43,632,156	1
Deficit		(2,831,114)	-
		40,801,042	1
Non-controlling interests	15	16,998,589	-
Total shareholders’ equity		57,799,631	1
Total liabilities and shareholders’ equity		$147,133,940	$1

Contingencies	20
Subsequent events	21

See accompanying notes to the consolidated financial statements.

Approved by the Board:

Matthew Wayrynen, CEO, Director

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SOLAR FLOW-THROUGH FUNDS LTD

Consolidated Statements of Income and Comprehensive Income

From inception date August 11, 2023 to December 31, 2023

	Notes	2023
Revenue		$733,592
Direct costs		(403,354)
Amortization		(1,042,266)
Gross loss		(712,028)
Operating expenses:
General and administrative	16	(1,429,005)
Operating loss		(2,141,033)
Finance costs		(886,299)
Change in fair value of interest rate swaps	11	(1,377,992)
Other expense	17	(2,942,344)
Loss before taxes		(7,347,668)
Tax recovery:
Deferred tax recovery	12	1,562,229
Net loss and comprehensive loss		$(5,785,439)
Attributed to:
Common shareholders		$(2,831,114)
Non-controlling interests	15	(2,954,325)
		$(5,785,439)

See accompanying notes to the consolidated financial statements.

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SOLAR FLOW-THROUGH FUNDS LTD

Consolidated Statement of Changes in Shareholders’ Equity

	Number of common shares	Share Capital	Deficit	Non- controlling interests	Total shareholders’ equity
August 11, 2023	1	$1	$-	$-	$1
Issuance – note 4	9,999,999	43,632,155	-	19,952,914	63,585,069
Net loss and comprehensive loss	-	-	(2,831,114)	(2,954,325)	(5,785,439)
December 31, 2023	10,000,000	$43,632,156	$(2,831,114)	$16,998,589	$57,799,631

See accompanying notes to the consolidated financial statements.

6

SOLAR FLOW-THROUGH FUNDS LTD

Consolidated Statement of Cash Flows

From inception date August 11, 2023 to December 31, 2023

	Notes	2023
Cash provided by (used in):

Operating activities:
Net loss		$(5,785,439)
Add back non-cash items:
Amortization		1,042,266
Finance costs		886,299
Change in fair value of interest rate swaps		1,377,992
Lease interest expense	10	69,778
Deferred tax recovery	12	(1,562,229)
Changes in working capital	18	361,557
		(3,609,776)
Investing activities:
Acquisition of battery energy storage systems	7	(7,053,215)
Net cash acquired in business combination	4	29,391,123
		22,337,908
Financing activities:
Net repayment of long-term debt		(1,437,435)
Net repayment of loan payable		(1,207,807)
Repayment of lease obligations	10	(135,664)
		(2,780,906)

Increase in cash		15,947,226

Cash, beginning of year		-

Cash, end of year		$15,947,226

See accompanying notes to the consolidated financial statements.

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SOLAR FLOW-THROUGH FUNDS LTD

Notes to Consolidated Financial Statements

From inception date of August 11, 2023 to December 31, 2023

1.	Nature of operations:

Solar Flow-Through Funds Ltd (the “Company”) is engaged in the development and operation of solar photovoltaic power generation projects, battery energy storage systems (“BESS”) and electric vehicle charging stations in Canada and the US. On August 11, 2023, the Company was incorporated to commence a corporate reorganization among nine general partners, nine management companies and nine limited partnerships culminating in the completion of an amalgamation on October 23, 2023 into a single corporation. This business combination is described in note 4. The address of the registered office of the Company is Suite 900 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1.

2.	Basis of preparation:

(a)	Statement of compliance and basis of presentation:

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

These consolidated financial statements, for the period ended December 31, 2023, are the first the Company has prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). The Company adopted IFRS Accounting Standards in accordance with IFRS 1. There were no reconciliations that resulted from the adoption of IFRS Accounting Standards.

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss (“FVTPL”), which are stated at their fair value.

These consolidated financial statements were authorized for issue by the Board of Directors on May 17, 2024.

(b)	Basis of consolidation:

(i)	Subsidiaries:

These consolidated financial statements include the financial statements of the Company and its subsidiaries for which it has a controlling interest. The Company controls an entity when it is exposed to, or has rights to, variable returns from its investment with the entity and has the ability to affect those returns through its power over the entity. All intercompany balances and transactions are eliminated upon consolidation.

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SOLAR FLOW-THROUGH FUNDS LTD

Notes to Consolidated Financial Statements

From inception date of August 11, 2023 to December 31, 2023

2.	Basis of preparation (continued):

(b)	Basis of consolidation (continued):

(i)	Subsidiaries (continued):

The method of accounting applied to the preparation of the consolidated financial statements is consolidation. Details of the Company’s ownership interests in its subsidiaries are as follows:

Name	Ownership interest

Solar High Yield Projects #1 Ltd.	100.00%
2344215 Ontario Inc.	100.00%
SHY1 2012 FIT2 Ltd.	100.00%
2343461 Ontario Inc.	100.00%
Icarus Whitesand Solar Limited Partnership	85.00%
2387276 Ontario Inc.	49.90%
2387280 Ontario Inc.	24.95%
2387281 Ontario Inc.	49.90%
2387282 Ontario Inc.	49.90%
2391395 Ontario Inc.	49.90%
SPN LP 7	49.90%
1000234763 Ontario Inc.	50.00%
1000234813 Ontario Inc.	50.00%
Solar Flow-Through Project #1 (2013) Ltd.	100.00%
2405402 Ontario Inc.	49.90%
2405514 Ontario Inc.	49.90%
2467260 Ontario Inc.	49.90%
Solar Flow-Through (2014) Ltd.	100.00%
Solar Flow-Through Projects (2014 Subco F2) Ltd.	100.00%
Solar Flow-Through (2015) Ltd.	100.00%
2405372 Ontario Inc.	49.90%
2469780 Ontario Inc.	49.90%
2405799 Ontario Inc.	49.90%
SFF Solar (2015) Ltd.	100.00%
Solar Flow-Through (2016) Ltd.	100.00%
2503072 Ontario Inc.	49.90%
2503225 Ontario Inc.	49.90%
2503903 Ontario Inc.	49.90%
Northern Development Solar 2016 Inc.	49.90%
Sunshine Solar Ontario 2016 Inc.	49.90%
Solar Flow-Through (2017-I) Ltd.	100.00%
Solar Flow-Through (2017-A) Ltd.	100.00%
Solar Flow-Through (2018-I) Ltd.	100.00%
Solar Flow-Through (2018-A) Ltd.	100.00%
15155355 Canada Inc.	100.00%
Sustainable Energies Corporation	100.00%
Sustainable Energies OR LLC	100.00%
Sustainable Energies CA LLC	100.00%
Sustainable Energies VA LLC	100.00%

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SOLAR FLOW-THROUGH FUNDS LTD

Notes to Consolidated Financial Statements

From inception date of August 11, 2023 to December 31, 2023

2.	Basis of preparation (continued):

(b)	Basis of consolidation (continued):

(ii)	Non-controlling interests:

Non-controlling interests are measured initially at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition. Changes in the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The Company attributes the profit or loss and each component of other comprehensive income to the owners of the parent and to the non-controlling interests even if this results in the non- controlling interests having a deficit balance. The proportion allocated to the parent and non- controlling interests are determined on the basis of present ownership interests.

(iii)	Functional and presentation currency:

The functional currency of the Company and its subsidiaries is the Canadian dollar. The consolidated financial statements are presented in Canadian dollars.

3.	Material accounting policies:

(a)	Equipment:

Equipment is comprised of solar power system assets, battery energy storage systems, right- of-use assets, and royalty contract assets relating to projects that are owned and operated by the Company. Equipment is stated at cost less accumulated amortization. For self- developed projects, the cost capitalized is the amount of the expenditure incurred for the engineering, procurement, and construction of the system. For projects acquired from third parties, the cost includes the consideration transferred and certain direct acquisition costs. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Initial recognition of right-of-use assets are disclosed in note 3(e).

When solar power systems and battery energy storage systems are retired, or otherwise disposed of, the cost and accumulated amortization are removed from the consolidated statements of financial position and any resulting gain or loss is included in profit or loss for the respective period. Amortization commences when the solar power systems and battery energy storage systems reach commercial operation and is recognized using the straight- line method over the useful life of 20 to 22 years.

(b)	Revenue recognition:

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company applies the 5-step approach to revenue recognition:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

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SOLAR FLOW-THROUGH FUNDS LTD

Notes to Consolidated Financial Statements

From inception date of August 11, 2023 to December 31, 2023

3.	Material accounting policies (continued):

(b)	Revenue recognition (continued):

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company recognizes revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer.

When the Company owns and operates solar projects for the purpose of generating income from the sale of electricity over the life of the solar projects, electricity generation income is classified as revenue. Electricity generation income is recognized when the control of the electricity is transferred to the customer as promised in the sales contract.

The contracts are long-term with fixed prices with the Independent Electricity System Operator (“IESO”) in Ontario. The Company recognizes revenue over the life of the contract based on the volume of electricity delivered each month, which is only one performance obligation.

(c)	Financial instruments:

On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as fair value through profit or loss (“FVTPL”). The directly attributable transaction costs of financial assets and liabilities classified as FVTPL are expensed in the period in which they are incurred. Subsequent to initial recognition, financial instruments are measured as described below.

(i)	Financial assets:

Financial assets are classified and measured on the basis of their cash flow characteristics and the business model in which the asset is held. A financial asset is classified as FVTPL, fair value through other comprehensive income (“FVOCI”), or amortized cost. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire or when it transfers substantially all the risks and rewards of ownership of the financial asset.

(A)	Financial assets at fair value through profit or loss:

A financial asset is measured at FVTPL if it is held-for-trading, is a derivative, is designated as such upon initial recognition, or does not meet the criteria for amortized cost method.

Financial instruments are designated at FVTPL if the Company manages such financial instruments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Financial instruments at FVTPL are measured at fair value, and changes therein are recognized in profit or loss.

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SOLAR FLOW-THROUGH FUNDS LTD

Notes to Consolidated Financial Statements

From inception date of August 11, 2023 to December 31, 2023

3.	Material accounting policies (continued):

(c)	Financial instruments (continued):

(i)	Financial assets (continued):

(B)	Financial assets at amortized cost:

A financial asset is measured at amortized cost using the effective interest method if it is held within a business model whose objective is to hold assets to collect contractual cash flows, its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and it is not designated as at FVTPL. The Company’s financial assets at amortized cost are comprised of cash and trade receivables.

For the purposes of assessing whether contractual cash flows are solely payments of principal and interest, ‘principal’ is defined as the fair value of the financial asset on initial recognition and ‘interest’ is defined as consideration for the time value of money, for the credit risk associated with the principal amount outstanding during a particular period of time, and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the financial asset. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers:

☐	contingent events that would change the amount or timing of cash flows;

☐	terms that may adjust the contractual coupon rate, including variable-rate features;

☐	prepayment and extension features; and

☐	terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features).

(ii)	Financial liabilities:

The Company initially recognizes financial liabilities at fair value when the Company becomes party to the contractual provisions of the instrument. The Company derecognizes a financial liability when the contractual obligations are discharged, cancelled, or expired. Subsequent to initial recognition, financial liabilities are measured at fair value through profit or loss or amortized cost.

(A)	Financial liabilities at fair value through profit or loss:

Financial liabilities are classified at FVTPL if they are held for trading or are derivative liabilities. The Company’s financial liabilities at FVTPL are comprised of derivative liabilities.

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SOLAR FLOW-THROUGH FUNDS LTD

Notes to Consolidated Financial Statements

From inception date of August 11, 2023 to December 31, 2023

3.	Material accounting policies (continued):

(c)	Financial instruments (continued):

(ii)	Financial liabilities (continued):

(B)	Financial liabilities at amortized cost:

Financial liabilities classified at amortized cost are those that are not classified as financial liabilities at FVTPL. Subsequent to initial recognition, they are carried at amortized cost using the effective interest method. The Company’s accounts payable and accruals, loan payable, due to related parties and long-term debt are classified at amortized cost.

The effective interest method is a method of calculating the amortized cost of an instrument and allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future contractual cash flows, including all transaction costs and other premiums or discounts, through the expected life of the debt instrument to the net carrying amount on initial recognition.

(C)	Derecognition and modification:

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expired. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid is recognized in profit or loss. In the event the modification of the contractual cash flows of a financial instrument does not result in derecognition, the amortized cost of the instrument is recalculated as the present value of the estimated future contractual cash flows discounted at the financial instrument’s original effective interest rate. The adjustment is recognized in profit or loss.

(iii)	Determination of fair value:

The fair value of financial assets and financial liabilities measured at FVTPL and FVOCI are determined by reference to their quoted closing bid price at the reporting date if they are traded in an active market. If no market data is available the Company estimates fair value based on future expected cash flows discounted using appropriate discount rates. For derivative instruments, fair value is estimated by management based on market information that includes adjustments to take account of the credit risk of the Company and the counterparty when appropriate.

(iv)	Expected credit losses:

In accordance with IFRS 9, loss allowances for expected credit losses (“ECLs”) on financial assets measured at amortized cost or at FVTPL are recognized. ECLs are updated at each reporting date on the basis of available information. The Company applies the simplified approach described in IFRS 9 to trade receivables, whereby the amount of any impairment allowance of a receivable is measured subsequent to initial recognition on the basis of lifetime expected credit losses.

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SOLAR FLOW-THROUGH FUNDS LTD

Notes to Consolidated Financial Statements

From inception date of August 11, 2023 to December 31, 2023

3.	Material accounting policies (continued):

(d)	Income taxes:

The Company and its subsidiaries are subject to taxes pursuant to the Income Tax Act (Canada) and provincial income tax acts. As a result, provisions for income taxes are made by the Company relating to income or temporary differences of the Company.

Income tax represents current tax and deferred tax. The Company’s subsidiaries record current tax based on the taxable income for the period calculated using tax rates that have been enacted or substantively enacted by the reporting date. Deferred income taxes are accounted for using the asset-liability method. The asset-liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred income tax assets and liabilities are determined for each temporary difference based on enacted or substantially enacted tax rates that are expected to be in effect when the underlying items are expected to be realized. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Deferred tax assets, such as non-capital loss carryforwards, are recognized to the extent it is probable that taxable income will be available against which the asset can be utilized.

(e)	Leases:

The Company is granted and permitted to use the selected property area for purposes of installing, maintaining, operating, repairing, replacing and removing solar generation and battery energy storage system equipment to provide solar electricity generation under the Feed-In Tariff (“FIT”) and BESS contracts. The Company recognizes a right-of-use asset and a lease obligation at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight- line method as this most closely reflects the expected pattern of consumption of the future economic benefits.

The lease term as defined under the FIT and BESS contracts shall expire on the day prior to the twentieth and twenty-second anniversary of the Milestone Commercial Operation Date, respectively. If the lease commencement date has not been achieved by twelve-month anniversary of the date of the lease, then at any time thereafter, either parties shall have the right to terminate the lease and the lease will terminate on the date that is fifteen days following the date of notification of termination given by the terminating party to the non-terminating party. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation. The lease obligation is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or if that rate cannot be readily determined, the Company’s incremental

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SOLAR FLOW-THROUGH FUNDS LTD

Notes to Consolidated Financial Statements

From inception date of August 11, 2023 to December 31, 2023

3.	Material accounting policies (continued):

(e)	Leases (continued):

borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease obligation is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if the Company changes its assessment of whether it will exercise an extension or termination option.

(f)	Impairment of long-lived assets:

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For impairment testing, assets are grouped together into cash-generating units (“CGUs”) which are the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

Impairment losses are recognized in profit or loss. For assets other than goodwill, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized. Goodwill is tested for impairment annually.

(g)	Business combinations:

A business combination is defined as an acquisition of assets and liabilities that constitute a business. Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their fair value at the acquisition date. The acquisition date is the date the Company obtains control over the acquiree, which is generally the date the consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. Acquisition- related costs, other than costs to issue debt or equity securities of the acquirer, are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issue costs.

Non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition.

The excess of (i) total consideration transferred by the Company, measured at fair value, including contingent or deferred consideration, and (ii) the non-controlling interests in the acquiree, over the fair value of net assets acquired is recorded as goodwill.

(h)	Goodwill:

Goodwill represents the excess of the purchase price of the acquired businesses over the estimated fair value of the tangible and intangible net assets at the date acquired, and is

15

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Consolidated Financial Statements

From inception date of August 11, 2023 to December 31, 2023

3.	Material accounting policies (continued):

(h)	Goodwill (continued):

allocated to the CGU expected to benefit from the acquisition. A CGU is the smallest group of assets for which there are separately identifiable cash flows. Goodwill is not amortized but is assessed for impairment at least annually and whenever events or circumstances indicate that its carrying value may not be fully recoverable. The impairment test requires comparing the carrying values of the Company’s CGUs, including goodwill, to their recoverable amounts. The Company determines the recoverable amounts using estimated future cash flows discounted at an after-tax rate that reflects the risk adjusted weighted average cost of capital. Any excess of the carrying value of a CGU over the recoverable amount is expensed in the period the impairment is identified. An impairment loss recorded for goodwill is not reversed in a subsequent period.

(i)	Intangible assets:

Intangibles assets acquired through a business combination are initially recorded at fair value. Following initial recognition, intangible assets with a finite useful life are recorded at cost less accumulated amortization and accumulated impairment losses, if any. Intangible assets with an indefinite useful life are recorded at cost less accumulated impairment losses, if any. The cost of intangible assets acquired in an asset acquisition is initially measured using an allocation of the purchase consideration under a fair value approach. The useful lives of intangible assets are assessed as finite for the FIT and BESS contracts. Amortization of finite life intangible assets is provided on a straight-line basis over their estimated useful lives that are the remaining terms of the underlying contracts.

(j)	Significant accounting judgments and estimates:

The preparation of consolidated financial statements requires management to use accounting estimates and exercise judgment in the process of applying its accounting policies. Actual results may differ from the estimates and assumptions used in preparing these condensed consolidated financial statements. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of consolidated financial statements:

(i)	Fair value of net assets acquired in business combinations:

Management’s judgement is required to estimate the fair value of the consideration transferred for the acquired business (“purchase price”) which is assigned to identifiable tangible and intangible assets purchased and liabilities assumed on the date of acquisition. The identification of assets purchased and liabilities assumed and their valuation is specialized and judgmental. Where appropriate, the Company engages external business valuators to assist in the valuation of tangible and intangible assets acquired. Any excess of purchase price over the fair value of the identifiable tangible and intangible assets purchased and liabilities assumed is allocated to goodwill.

16

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Consolidated Financial Statements

From inception date of August 11, 2023 to December 31, 2023

3.	Material accounting policies (continued):

(j)	Significant accounting judgments and estimates (continued):

(ii)	Determination of CGUs:

The Company’s assets are grouped into CGU based on their ability to generate separately identifiable cash inflows. The determination of CGUs requires the use of judgement by assessing the interdependency of cash inflows and the Company’s organizational structure.

(iii)	Project development assets:

The Company has determined that project development costs can be capitalized as project development assets when the related FIT contract has been awarded from the IESO. Prior to this point, there is uncertainty of future economic benefit.

(iv)	Impairment of long-lived assets:

The application of the Company’s accounting policy for equipment impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, forecasts, capital expenditure requirements, future operating costs, and production volumes. Management has assessed impairment indicators on the Company’s equipment, goodwill and intangible assets, and has concluded that no impairment indicators exist as at December 31, 2023.

(v)	Taxes:

The Company accounts for differences that arise between the carrying amount of assets and liabilities and their tax bases in accordance with IAS 12, Income Taxes, which requires deferred income tax assets only to be recognized to the extent that it is probable that future taxable profits will be available against which the deferred income tax assets can be utilized. The Company estimates future taxable profits based on financial models and projections. Any change to the estimates and assumptions used for the key operational and financial variables could affect the amount of deferred income tax assets recognized by the Company. Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period.

(vi)	Consolidation:

The Company applies judgment in determining control over certain entities where the Company holds less than 50% of equity ownership. The judgment is based on a review of all contractual agreements to determine if the Company has control over the activities, projects, and financial and operating policies of the entities. The Company has included the results of nine general partners, a combined management company, and a corporation, which are under common control. The Company considered its aggregate economic interest in each of those entities along with other parties’ rights, including kick-out rights, and concluded that the Company is exercising its control as a principal.

17

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Consolidated Financial Statements

From inception date of August 11, 2023 to December 31, 2023

3.	Material accounting policies (continued):

(j)	Significant accounting judgments and estimates (continued):

(vii)	Lease discount rates:

In determining the carrying amount of right-of-use assets and lease obligations, the Company is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determined. Management determines the incremental borrowing rate using a risk-free interest rate estimated by reference to the Government of Canada bond yield with an adjustment that reflects the Company’s credit rating, security, lease term, value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to changes in the business and macroeconomic environment.

(viii)	Amendments to existing accounting standards:

(A)	Amendment to standard not yet adopted:

Following is the new amendment to a standard issued by the IASB which is applicable to the Company’s financial statements:

Classification of liabilities as current or non-current (amendments to IAS 1):

The IASB has published Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which clarifies the guidance on whether a liability should be classified as either current or non-current. The amendments:

☐	clarify that the classification of liabilities as current or non-current should only be based on rights that are in place “at the end of the reporting period”

☐	clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability

☐	make clear that settlement includes transfers to the counterparty of cash, equity instruments, other assets or services that result in extinguishment of the liability.

This amendment is effective for annual periods beginning on or after January 1, 2024. Earlier application is permitted. The amendment is expected to have no impact on the Company’s financial statements on adoption.

4.	Business combination:

Effective October 23, 2023, the Company completed its corporate reorganization to acquire 100% of the issued and outstanding limited partnership units of Solar Flow-Through 2012-I Limited Partnership, Solar Flow-Through 2013-I Limited Partnership, Solar Flow-Through 2014-I Limited Partnership, Solar Flow-Through 2015-I Limited Partnership, Solar Flow-Through 2016-I Limited Partnership, Solar Flow-Through 2017-A Limited Partnership, Solar Flow-Through 2017-I Limited Partnership, Solar Flow-Through 2018-A Limited Partnership, and Solar Flow-Through 2018-I Limited Partnership, and 100% of the issued and outstanding common shares of the limited partnerships’ respective general partner corporations and management companies for non-cash share consideration. The Company exchanged 9,999,999 common shares to complete this corporate reorganization. Goodwill represents the future economic benefits arising from the business acquisition including the benefits from the funding and royalty agreements entered into between the Company and its non-controlling shareholders, which result in significant value to the controlling shareholders by attributing the majority of the earnings from solar photovoltaic power generation projects to the controlling shareholder based on economic ownership. The group of limited partnerships is engaged in the development and operation of solar photovoltaic power generation projects, battery energy storage systems and electric vehicle charging stations in Canada and the US. The Company accounted for the acquisition using the acquisition method and operating results from the date of acquisition to December 31, 2023 have been included in the consolidated financial statements. As of December 31, 2023, the total legal costs of $209,414 incurred for the business combination have been expensed.

18

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Consolidated Financial Statements

From inception date of August 11, 2023 to December 31, 2023

4.	Business combination (continued):

The allocation of the purchase price of the net identifiable assets based on their estimated fair values is as follows:

Purchase price	$43,632,155

Fair value of net assets acquired
Cash	29,391,123
Trade and other receivables	3,262,152
Prepaid expenses and deposits	531,970
Equipment	45,538,509
Intangible assets	35,776,500
Other assets	870,263
Derivative assets	2,777,639
Accounts payable and accruals	(12,324,753)
Loan payable	(1,207,807)
Current portion of long-term debt	(5,514,189)
Long-term debt	(47,717,949)
Lease obligations	(7,579,849)
Deferred tax liabilities	(16,123,689)
Due to related parties	(1,434,379)
Non-controlling interests	(19,952,914)
Goodwill	$37,339,528

5.	Trade and other receivables:

2023
GST/HST receivable	$2,517,111
Trade receivables	1,354,302

$3,871,413

19

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Consolidated Financial Statements

From inception date of August 11, 2023 to December 31, 2023

6.	Prepaids:

2023

Other prepaid expenses	$110,848
Prepaid rent	84,116
Prepaid insurance	62,864
Contract application deposits	18,500

$276,328

As at December 31, 2023, the non-current portion of prepaid rent of $828,232 is presented as other assets.

7.	Equipment:

	Solar power system assets	Battery energy storage systems	Right-of- use assets	Royalty contract assets	Total

Cost:

Balance, August 11, 2023	$-	$-	$-	$-	$-
Assets acquired	38,315,000	335,186	6,804,893	83,430	45,538,509
Additions	-	7,198,822	-	-	7,198,822

Balance, December 31, 2023	$38,315,000	$7,534,008	$6,804,893	$83,430	$52,737,331

	Solar power system assets	Battery energy storage systems	Right-of- use assets	Royalty contract assets	Total

Accumulated amortization:

Balance, August 11, 2023	$-	$-	$-	$-	$-
Amortization	524,967	-	95,526	1,142	621,635

Balance, December 31, 2023	$524,967	$-	$95,526	$1,142	$621,635

Net book value, August 11, 2023	$-	$-	$-	$-	$-

Net book value, December 31, 2023	$37,790,033	$7,534,008	$6,709,367	$82,288	$52,115,696

20

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Consolidated Financial Statements

From inception date of August 11, 2023 to December 31, 2023

8.	Intangible assets:

	FIT Contracts	BESS Contracts	Total

Cost:
Balance at August 11, 2023	$-	$-	$-
Assets acquired	30,851,000	4,925,500	35,776,500
Balance at December 31, 2023	$30,851,000	$4,925,500	$35,776,500

Accumulated depreciation:
Balance at August 11, 2023	$-	$-	$-
Amortization	420,631	-	420,631
Balance at December 31, 2023	$420,631	$-	$420,631

Net book value, August 11, 2023	$-	$-	$-

Net book value, December 31, 2023	$30,430,369	$4,925,500	$35,355,869

9.	Long-term debt:

2023
Balance, August 11	$-
Additions	54,263,805
Interest expense	823,812
Repayment of principal	(805,960)
Interest payments	(590,302)
53,691,355
Deferred fees on long-term debt	(1,010,353)
Balance, December 31	52,681,002
Current portion	(5,525,240)
Non-current portion	$47,155,762

As at December 31, 2023, the Company had 51 term loans secured by the underlying solar power system assets. The loans have interest payable quarterly with variable interest rates ranging from 1.56% plus Canadian Dollar Offering Rate (“CDOR”) to 3.34% plus CDOR and with fixed interest rates ranging from 4.45% to 6.06%. The loans were recorded at the date of acquisition of October 23, 2023 at the fair value based on the borrowing rate at the date of acquisition, which was determined to be an interest rate of 5.69% with a remaining term range of 3 to 17 years maturing between 2026 and 2040. The calculation and publication of CDOR will permanently cease after June 28, 2024. As a result, the loans will reference to Canadian Overnight Repo Rate Average (“CORRA”) after CDOR’s cessation.

The Company has entered into interest rate swap agreements to manage the risk related to fluctuations in variable interest rates. Interest rate swaps are accounted for as derivatives and recorded at fair value on the consolidated statements of financial position with change in fair value recorded in profit or loss. At December 31, 2023 the notional amount of the Company’s interest rate swap contracts was $28,266,588 (note 11 (a)(i)).

21

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Consolidated Financial Statements

From inception date of August 11, 2023 to December 31, 2023

9.	Long-term debt (continued):

The term loan agreements require the Company to maintain certain reporting covenants and minimum balances in the reserve fund accounts. As at December 31, 2023, the Company’s subsidiary, 2405799 Ontario Inc. (the “Borrower”), was not in compliance with its financial with its financial covenant to maintain a debt service coverage ratio (“DSCR”) of 1.30 for the four consecutive fiscal quarters. The DSCR for the Borrower was 1.04 as at June 30, 2023. Since the DSCR was below 1.15, all rights of the Borrower to pay Distributions shall cease until such time as the DSCR increases above 1.30 and remains so for four consecutive quarters. On September 7, 2023, the Borrower received a notification letter from its lender that it was in default in the observance of this financial covenant and that the Borrower’s failure to rectify this default by October 7, 2023 to the lender’s satisfaction shall constitute an event of default under the credit agreement, which will entitle the lender to demand repayment of the loan in full. The Borrower made a principal repayment of $550,000 on February 29, 2024 in order for the lender to waive the event of default. The entire balance of loan repayment has been presented as current portion of long-term debt in the consolidated financial statements.

Estimated principal repayments are as follows as at December 31, 2023:

2023

Year 1	$5,525,240
Year 2	3,963,936
Year 3	5,185,471
Year 4	5,167,256
Year 5	9,597,237
Year 6 and thereafter	27,078,995
Total	$56,518,135

10.	Lease obligations:

2023

Balance, August 11	$-
Additions	7,579,849
Lease payments	(135,664)
Interest expense	69,778
Balance, December 31	7,513,963
Current portion	(592,089)
Non-current portion	$6,921,874

The following table presents contractual discounted and undiscounted cash flows for lease obligations as at December 31, 2023:

	2024	2025	2026	2027	2028	2029 and thereafter	Total
Lease payments	$773,620	$773,620	$773,620	$773,620	$773,620	$6,498,844	$10,366,944
Interest expense	(363,185)	(342,187)	(320,114)	(296,912)	(272,522)	(1,258,061)	(2,852,981)
Net present value	$410,435	$431,433	$453,506	$476,708	$501,098	$5,240,783	$7,513,963

22

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Consolidated Financial Statements

From inception date of August 11, 2023 to December 31, 2023

11.	Financial instruments:

The Company as part of its operations carries financial instruments consisting of cash, trade receivables, accounts payable and accruals, loan payable, lease obligations, derivative assets, and long-term debt.

(a)	Fair value:

The Company’s financial assets and liabilities carried at fair value are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

i.	Level 1:	Quoted prices in active markets for identical assets or liabilities.

ii.	Level 2:	Inputs other than quoted prices that are observable for the asset or liability.

iii.	Level 3:	Inputs for the asset or liability that are not based on observable market data.

The fair value of assets and liabilities are determined using Level 2 inputs. There were no gains or losses recognized in respect of Level 3 fair values from inception date of August 11, 2023 to December 31, 2023.

(i)	Derivative assets for interest rate swaps:

The Company has entered into interest rate swaps to effectively hedge the floating rate term loans into fixed rate arrangements by receiving floating rate and paying fixed rate payments. The fair value of the interest rate swaps is based on discounting estimates of future floating rate and fixed rate cash flows for the remaining term of the interest rate swaps. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Company and of the counterparty.

	Carrying amount
	Notional	Derivative
As at December 31, 2023	amount	assets

Interest rate swaps:
2343461 Ontario Inc.	$2,671,967	$168,610
2344215 Ontario Inc.	2,861,399	157,848
2387276 Ontario Inc.	4,678,835	243,995
2387280 Ontario Inc.	2,139,642	130,995
2387281 Ontario Inc.	2,465,898	88,033
2391395 Ontario Inc.	1,379,370	67,565
SHY1 2012 FIT2 Ltd.	2,567,709	164,650
Icarus Whitesand Solar Limited Partnership	1,882,811	102,319
SPN LP 7	5,392,886	142,556
Solar Flow-Through Projects (2014 Subco F2) Ltd.	2,226,071	133,077
	$28,266,588	$1,399,648

23

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Consolidated Financial Statements

From inception date of August 11, 2023 to December 31, 2023

11.	Financial instruments (continued):

(a)	Fair value (continued):

The carrying amounts of cash, trade receivables, accounts payable and accruals, and due to related parties approximate their fair values due to the short-term maturities of these items. The carrying amounts of loan payable and long-term debt approximate their fair value as they are calculated by reference to market rates of interest for similar instruments (Level 2).

(b)	Financial risk management:

(i)	Credit risk:

Credit risk is the risk of financial loss associated with the counterparty’s inability to fulfill its payment obligations. The Company has no significant credit risk with its counterparties. The carrying amount of financial assets net of impairment, if any, represents the Company’s maximum exposure to credit risk.

Confirmations for related party balances have been received and provided to defer any payments until after December 31, 2024. Amounts due from related parties are with entities under common management. The Company has assessed the creditworthiness of its related parties and determined the credit risk to be low.

Trade receivables are due from local electricity utility entities in Ontario, all of which are government entities with high creditworthiness and the Company has determined the credit risk to be low. Cash has low credit risk as it is held by internationally recognized financial institutions.

(ii)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to that it will have sufficient liquidity to meet liabilities when due by maintaining adequate reserves, banking facilities, and borrowing facilities. As at December 31, 2023, the Company had a working capital surplus of $834,125. All of the Company’s financial liabilities are subject to normal trade terms.

(iii)	Market risk:

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and currency risk.

(A)	Interest rate risk:

The Company is not exposed to interest rate risk as loan payable amounts have fixed rates of interest and long-term debt amounts have fixed interest rates or interest rates are fixed through interest rate swaps (note 11(a)(i)).

(B)	Currency risk:

The Company does not have financial assets or liabilities held in a foreign currency.

24

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Consolidated Financial Statements

From inception date of August 11, 2023 to December 31, 2023

12.	Income taxes:

The provision for income taxes differs from the results which would be obtained by applying the combined Federal and Provincial tax rate of approximately 26.5% to income before taxes. This difference results from the following items:

From inception date August 11, 2023
to December 31, 2023

Loss before taxes	$(7,347,668)
Effective Canadian statutory tax rate	26.5%
Expected tax recovery	$(1,947,132)

Tax effects of:
Rate differential	30
Permanent and other	346,138
Changes in unrecognized deferred tax assets	38,735
Tax recovery	$(1,562,229)

The components of the net deferred tax liabilities as at December 31, 2023 are as follows:

	Balance, Aug 11, 2023	Comprehensive income (loss)	Acquired in a business acquisition	Balance, December 31, 2023
Deferred tax assets:
Lease obligations	$-	$(15,481)	$1,672,053	$1,656,572
Non-capital loss carry forward	-	698,313	518,182	1,216,495
	-	682,832	2,190,235	2,873,067
Deferred tax liabilities: Intangible asset	-	-	(9,480,773)	(9,480,773)
Solar power systems	-	528,457	(5,814,391)	(5,285,934)
Right-of-use assets	-	22,782	(1,627,349)	(1,604,567)
Long-term debt	-	(7,550)	(820,217)	(827,767)
Derivative instruments and other		335,708	(571,192)	(235,484)
	-	879,397	(18,313,932)	(17,434,525)

Net deferred tax liabilities	$-	$1,562,229	$(16,123,697)	$(14,561,458)

As at December 31, 2023, the Company had $4,847,914 of deductible temporary differences that have not been recognized and the Company has non-capital loss carry forwards of $9,439,681 which begin to expire in 2033.

25

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Consolidated Financial Statements

From inception date of August 11, 2023 to December 31, 2023

13.	Related party transactions:

As at December 31, 2023, the Company has due to related parties of $1,434,373 owed to Berkley Renewables Inc., which has a director that is also a director for the Company. The amounts due are unsecured, non-interest bearing and due on demand. As at December 31, 2023, the related parties have confirmed that no repayments are required for amounts due to related parties until after December 31, 2024. Accordingly, due to related party balances are recorded as non-current balances.

Key management includes the Company’s directors and executive officers including its Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer. From inception date August 11 to December 31, 2023, the salaries and benefits paid to key management was $263,766.

14.	Share capital:

As at December 31, 2023, the authorized share capital of the Company consisted of an unlimited number of common shares without par value, and 10,000,000 common shares, 783,000 Class A Tracking Shares, 895,000 Class B Tracking Shares, and 866,000 Class C Tracking Shares are issued and outstanding.

26

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Consolidated Financial Statements

From inception date of August 11, 2023 to December 31, 2023

15.	Non-controlling interests:

Summarized financial information for the Company’s subsidiaries that have non-controlling interests (“NCIs”) is set out below. The amounts are before intercompany eliminations.

As at December 31, 2023	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets (liabilities)	Carrying amount of NCI
Icarus Whitesand Solar Limited Partnership	$374,693	$3,872,184	$(81,030)	$(2,521,340)	$1,644,507	$246,676
1000234763 Ontario Inc.	675,588	9,005,149	(429,709)	(5,688,558)	3,562,470	1,784,802
1000234813 Ontario Inc.	338,063	3,679,359	(953,301)	(2,105,489)	958,632	480,276
2387276 Ontario Inc.	1,325,578	10,439,666	(261,217)	(7,505,528)	3,998,499	2,003,248
2387280 Ontario Inc.	576,445	3,106,937	(43,265)	(2,599,708)	1,040,408	781,437
2387281 Ontario Inc.	674,667	4,181,606	(77,801)	(3,116,068)	1,662,404	832,864
2387282 Ontario Inc.	1,813,847	17,807,204	(395,095)	(12,134,764)	7,091,191	3,552,687
2391395 Ontario Inc.	346,564	2,290,981	(33,500)	(1,516,961)	1,087,084	544,629
SPN LP 7	1,348,519	10,624,449	(101,921)	(5,759,637)	6,111,410	3,061,816
2405372 Ontario Inc.	26,693	55,779	(27,046)	(37,743)	17,682	8,859
2405402 Ontario Inc.	115,323	2,412,214	(690,263)	(272,196)	1,565,078	764,064
2405514 Ontario Inc.	156,032	4,690,138	(128,660)	(1,938,742)	2,778,768	1,392,163
2405799 Ontario Inc.	380,029	1,643,897	(158,727)	(1,786,935)	78,264	39,210
2467260 Ontario Inc.	83,698	354,375	(356,631)	(72,854)	8,588	4,302
2469780 Ontario Inc.	99,355	1,525,693	-	(1,236,160)	388,888	194,833
2503072 Ontario Inc.	401,529	6,011,851	(351,185)	(3,697,966)	2,364,229	1,184,477
2503225 Ontario Inc.	268,913	4,829,838	(669,105)	(3,450,295)	979,351	490,655
2503903 Ontario Inc.	425,283	-	(219,929)	(1,072,465)	(867,112)	(436,928)
Northern Development Solar 2016 Inc.	201,303	1,646,431	(529,755)	(1,028,556)	289,423	145,001
Sunshine Solar Ontario 2016 Inc.	253,133	-	(155,797)	(249,996)	(152,661)	(76,482)
	$9,885,257	$88,177,749	$(5,663,939)	$(57,791,962)	$34,607,105	$16,998,589

From inception date August 11, 2023 to December 31, 2023	Net loss and comprehensive loss	Allocated to NCI

Icarus Whitesand Solar Limited Partnership	$(165,203)	$(24,781)
1000234763 Ontario Inc.	(4,786)	(2,393)
1000234813 Ontario Inc.	(840)	(420)
2387276 Ontario Inc.	(453,888)	(227,398)
2387280 Ontario Inc.	(180,456)	(135,432)
2387281 Ontario Inc.	(227,283)	(113,869)
2387282 Ontario Inc.	(247,794)	(124,145)
2391395 Ontario Inc.	(123,243)	(61,745)
SPN LP 7	(503,736)	(252,372)
2405372 Ontario Inc.	(2,567)	(1,286)
2405402 Ontario Inc.	(121,752)	(60,998)
2405514 Ontario Inc.	(178,711)	(89,534)
2405799 Ontario Inc.	(93,228)	(46,707)
2467260 Ontario Inc.	(157)	(79)
2469780 Ontario Inc.	(86,506)	(43,340)
2503072 Ontario Inc.	(621,352)	(311,298)
2503225 Ontario Inc.	(1,345,464)	(674,077)
2503903 Ontario Inc.	(873,366)	(437,556)
Northern Development Solar 2016 Inc.	(545,760)	(273,426)
Sunshine Solar Ontario 2016 Inc.	(146,650)	(73,472)

	$(5,922,742)	$(2,954,325)

27

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Consolidated Financial Statements

From inception date of August 11, 2023 to December 31, 2023

16.	General and administrative expenses:

From inception date August 11, 2023
to December 31, 2023

Legal fees	$731,823
Office and administration	530,817
Professional fees	140,070
Rent	26,295

$1,429,005

17.	Other expense:

From inception date August 11, 2023
to December 31, 2023

Project development fee for FIT5 portfolio	$(2,980,950)
Interest income	88,182
CEBA loan interest expense	(49,576)

$(2,942,344)

During the period ended December 31, 2023, the Company paid $2,980,950 before taxes to a developer of FIT 5 projects (the “Developer”) as a settlement relating to the pre-construction development costs or litigation claims that the Developer may have or may have in the future in respect of twenty-nine FIT 5 projects.

18.	Changes in working capital:

2023
Trade and other receivables	$(609,260)
Prepaid expenses and deposits	255,642
Other assets	42,032
Accounts payable and accruals	673,143

$361,557

28

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Consolidated Financial Statements

From inception date of August 11, 2023 to December 31, 2023

19.	Capital management:

The Company’s objectives in managing liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of the following:

2023
Long-term debt – non-current portion (note 9)	$47,155,762
Deficit	(2,831,114)

$44,324,648

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the strategies employed by the Company may include the issuance or repayment of debt, dividend payments, or sale of assets. As at December 31, 2023, the Company’s subsidiary, 2405799 Ontario Inc. (the “Borrower”), was not in compliance with its financial covenant to maintain a debt service coverage ratio (“DSCR”) of 1.30 for the four consecutive fiscal quarters ended. The DSCR for the Borrower was 1.04 as at June 30, 2023. Since the DSCR fell below 1.15, all rights of the Borrower to pay Distributions shall cease until such time as the DSCR increases above 1.30 and remains so for four consecutive quarters. On September 7, 2023, the Borrower received a notification letter from its lender that it was in default in the observance of this financial covenant and that the Borrower’s failure to rectify this default by October 7, 2023 to the lender’s satisfaction shall constitute an event of default under the credit agreement, which will entitle the lender to demand repayment of the loan in full. The borrower has made a principal repayment of $550,000 on February 29, 2024, and as a result, the lender waived the event of default. The entire balance of loan repayment has been presented as current portion of long-term debt in the consolidated financial statements. The Company has determined it will have sufficient funds to meet its current operating and development obligations for at least 12 months from the reporting date. There has not been any significant change in capital management from the prior year.

20.	Contingencies:

Transaction Success Bonus Agreement:

On July 10, 2023, resolutions were passed at the special meetings of the limited partners, which included approval for the Company to pay past and current directors a success bonus in the aggregate amount of $1.3 million upon completion of a going public transaction. This payment will be paid in securities of the Company, cash, or a combination thereof.

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SOLAR FLOW-THROUGH FUNDS LTD

Notes to Consolidated Financial Statements

From inception date of August 11, 2023 to December 31, 2023

21.	Subsequent events:

On March 19, 2024, the Company entered into a definitive agreement (the “Agreement”) with SolarBank Corporation (Cboe CA:SUNN; NASDAQ:SUUN; FSE:GY2) (“SolarBank”) to sell all of the issued and outstanding common shares of the Company through a plan of arrangement for an aggregate purchase price of up to $41.8 million in an all stock deal (the “Transaction”). The Transaction values the Company at up to $45 million but the consideration payable excludes the common shares of the Company currently held by SolarBank.

Under the terms of the Transaction, SolarBank has agreed to issue up to 5,859,567 common shares for an aggregate purchase price of up to $41.8 million, representing $4.50 per common share of the Company. The number of SolarBank Shares was determined using a 90 trading day volume weighted average trading price as of the date of the Agreement which is equal to $7.14 (the “Agreement Date VWAP”). Through the Transaction, SolarBank will acquire the company’s 70 operating solar power sites, along with its pipeline of battery energy storage projects and electric vehicle charging stations.

The consideration for the Transaction consists of an upfront payment of approximately 3,575,638 SolarBank Shares ($25.53 million) and a contingent payment representing up to an additional 2,283,929 SolarBank Shares ($16.31 million) that will be issued in the form of contingent value rights (“CVRs”). The SolarBank Shares underlying the CVRs will be issued once the final contract pricing terms have been determined between the Company, the Ontario Independent Electricity System Operator (“IESO”) and the major suppliers for the Company BESS portfolio and the binding terms of the debt financing for the BESS portfolio have been agreed (the “CVR Conditions”). On satisfaction of the CVR Conditions, the independent valuations expert shall revalue the BESS portfolio and SolarBank shall then issue SolarBank Shares having an aggregate value that is equal to the lesser of (i) $16.31 million and (ii) the final valuation of the BESS portfolio determined by the independent valuations expert, plus the sale proceeds of any portion of the BESS portfolio that may be sold, in either case divided by the Agreement Date VWAP. The maximum number of additional shares issued for the CVRs will be 2,283,929 SolarBank Shares.

The Transaction will be carried out by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and will require approval at a special meeting expected to be held on June 19, 2024 (the “Company Meeting”). Under the terms of the Transaction, the Company shareholders will receive consideration of (i) $25.53 million, representing approximately $2.75 per the Company common share or 0.3845938 of a SolarBank Share for every the Company common share; and (ii) up to $16.31 million in CVRs that may, on satisfaction of the CVR Conditions, be exchanged for SolarBank Shares representing up to approximately $1.75 per the Company common share or up to 0.2456582 of a SolarBank Share for every the Company common share.

Prior to the Company Meeting, SolarBank will convert $4.7 million of a payable that is due from the Company to SolarBank into 1,052,599 common shares of the Company for the purpose of voting such shares in favor of the Transaction at the Company Meeting as disclosed in note 14. The liability cannot be extinguished as the extinguishment is contingent on the acquisition being completed. If the Agreement is terminated, then SolarBank shall have the option exercisable to return the common

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SOLAR FLOW-THROUGH FUNDS LTD

Notes to Consolidated Financial Statements

From inception date of August 11, 2023 to December 31, 2023

21.	Subsequent events (continued):

shares of the Company to the Company for cancellation and thereafter the receivable shall again be due and owing by the Company to SolarBank. As the return of the common shares to the Company is at the option of SolarBank the issuance of shares has not settled the balance owing to SolarBank by the Company. After conversion of the receivable, SolarBank will hold 1,755,420 common shares of the Company of a total of 11,052,599 common shares.

All SolarBank Shares issued in the Transaction, including SolarBank Shares issued on conversion of the CVRs or the Company Tracking Shares, if any, will be subject to transfer restrictions pursuant to a release schedule as set forth in the table below:

Release date	Percentage
Closing	0%
6 Months from closing	5%
12 Months from closing	5%
18 Months from closing	5%
24 Months from closing	5%
27 Months from closing	20%
30 Months from closing	20%
33 Months from closing	20%
36 Months from closing	20%

In addition to the Company shareholder approval, the Transaction is subject to normal course regulatory approvals and the satisfaction of customary closing conditions. Subject to the satisfaction of these conditions, SolarBank expects that the Transaction will be completed during the second calendar quarter of 2024.

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